Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

February 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance
Office of Real Estate & Construction

Re:	Venus Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1 Filed
February 2, 2021, File No. 333-251507

Ladies and Gentlemen:

We provide the responses below to your comment letter of February 2, 2021 regarding the S-1 Amendment 3 filing by Venus Acquisition Corporation. For ease of reference, we include the Staff comment received with our response.

Form S-1/A filed February 2, 2021

Signatures, page II-5

1. Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

Response

We have re-filed the Registration Statement as Amendment 4 to reflect the execution by the authorized representative.

Exhibits

2. Please revise the legality opinion filed as exhibit 5.2 to opine on the units.

Response

We have re-filed the opinion as an exhibit with the change as requested by Staff.

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder

cc:	Bill Huo, Esq.
Jonathan Burr, SEC Staff